Carlos C. Clark 617.570.1061 ccclark@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
April 20, 2009
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Daniel F. Duchovny

Re:	EPIX Pharmaceuticals, Inc. Schedule TO-I filed April 7, 2009 SEC File No. 005-52847
Ladies and Gentleman:
This letter is being furnished on behalf of EPIX Pharmaceuticals, Inc. (the “Company”) in response to comments in the letter dated April 16, 2009 (the “Letter”) from Daniel F. Duchovny of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I (the “Schedule TO”) that was filed with the Commission on April 7, 2009.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Daniel F. Duchovny of the Commission.
Schedule TO
1.	Please tell us why you believe that Rule 13e-3 is not applicable to this tender offer.

RESPONSE: The Company believes that Rule 13e-3 is not applicable to the tender offer (the “Offer”) because the requisite effects that trigger Rule 13e-3 are not present.

A Rule 13e-3 transaction is defined as any transaction or series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, either of the following effects:

(i) causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 (i.e., held of record by less than 300 persons) or suspension under Rule 12h-3 (i.e., held of record by less than 300 persons); or
(ii) causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
The Company believes that the Offer does not have a reasonable likelihood or a purpose of producing either of those two effects. First, there are presently a total of approximately 11 record holders, as calculated in accordance with Rule 12g5-1, of the Company’s 3.00% Convertible Senior Notes Due 2024 (the “Notes”) and approximately 168 record holders, as calculated in accordance with Rule 12g5-1, of the Company’s common stock. Therefore, it is not mathematically possible for the Offer to cause the Notes to have less than 300 record holders of a class of equity securities as required under the first prong of the rule set forth above.

Second, the Company’s common stock represent its only securities presently listed on a national securities exchange (which in this case is The NASDAQ Stock Market) and it has no other securities which are authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Company’s listing of its shares of common stock on The NASDAQ Stock Market will not be adversely changed solely as a result of the Offer. The Notes themselves have never been listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of any registered national securities association. Since the date of issuance, the Notes are traded solely on the Portal Market and based on all information available to the Company have always been held by a small number of holders in relatively significant blocks, as is typical for debt instruments of this type.

Following the consummation of the Offer, the Company will continue to remain a reporting company under the Securities Exchange Act of 1934, as amended. Indeed, the purpose of the Offer is to assist the Company in continuing to satisfy the requirements for continued listing of its common stock on The NASDAQ Stock Market by regaining compliance with NASDAQ Marketplace Rule 4450(b)(1)(A) (the “Rule”).[1] Thus, the Company believes that there is neither a reasonable likelihood nor a purpose of producing, either directly or indirectly the requisite effects set forth in the second prong of the rule set forth above.

[1]	In November 2008, the Company received a notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC stating that the Company failed to regain compliance with the Rule within the 30 calendar day cure period. The Rule requires a listed company to maintain stockholders’ equity of at least $10 million or a minimum market value of listed securities of $50 million for continued listing on The NASDAQ Global Market. Pursuant to NASDAQ procedures, the Company requested a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) which was held in December 2008. On February 4, 2009, the Company received notice from the Panel indicating that the Panel had granted the Company’s request for continued listing on The NASDAQ Global Market, subject to the condition that on or before May 11, 2009, the

Offer to Exchange and Consent Solicitation.
Cover Page
2.	Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, purchase notice and related documents to comply with Rule 13e4-(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

RESPONSE: The Company has revised the Schedule TO, Offer to Exchange and Consent Solicitation (the “Offer to Exchange”), Letter of Transmittal and Consent, Notice of Guaranteed Delivery, Notice of Withdrawal, Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Form of Letter to Clients in response to the Staff’s comment. Please see numbered paragraph 1 under “Offer to Exchange and Consent Solicitation,” numbered paragraph 1 under “Letter of Transmittal and Consent” and numbered paragraph 1 under “Notice of Guaranteed Delivery; Notice of Withdrawal; Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees; and Form of Letter to Clients” of Amendment No. 1 to Schedule TO.

3.	We note that you have agreed with holders of 83% of the securities for those holders to tender and not withdraw their securities. Please give us your detailed legal analysis of whether you conducted a tender offer with respect to those securities. In addition, tell us how the agreement of the security holders not to withdraw their tendered securities complies with the provisions of Section 29 of the Securities Exchange Act of 1934.

RESPONSE: The Company advises the Staff that, as indicated in the Offer to Exchange, from November 2008 through April 6, 2009, the Company engaged in a series of direct and separate negotiations initiated by certain holders (the “Holders”) of the Company’s 3.00% Convertible Senior Notes Due 2024 (the “Notes”). Prior to these discussions, the Company was contacted by some Holders independently, which Holders sought to negotiate an agreement with the Company to restructure the Notes. These discussions subsequently ended without any agreement being reached among the parties.

On November 11, 2008, the Company’s publicly announced that it received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC stating that the Company failed to regain compliance with NASDAQ Marketplace Rule 4450(b)(1)(A) (the “Rule”)[2] within the 30 day calendar cure period. Pursuant to the Indenture between the Company and U.S. Bank National Association, as Indenture Trustee, dated as of June 7, 2004, as amended by the First Supplemental Indenture, dated as of January 7, 2005 (as amended, the “Indenture”), a delisting of the Company’s common stock from the NASDAQ Stock Market would enable the holders of the Notes to redeem their Notes at face

Company file a Current Report on Form 8-K with the Commission, evidencing the Company’s compliance with the Rule.

[2]	The Rule requires a listed company to maintain stockholders’ equity of at least $10 million or a minimum market value of listed securities of $50 million for continued listing on The NASDAQ Global Market. Pursuant to NASDAQ procedures, the Company requested a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”) which was held in December 2008. On February 4, 2009, the Company received notice from the Panel indicating that the Panel had granted the Company’s request for continued listing on The value, plus accrued and unpaid interest. The failure to repurchase all of the Notes tendered for redemption would constitute an event of default under the Indenture.

In November 2008, following the Company’s announcement regarding its potential delisting, discussions began among the Company’s financial advisor and certain large holders of Notes to form an ad hoc committee. The Company began negotiations with the Holders shortly thereafter with respect to a potential restructuring of the Notes, during which several alternatives were discussed by the parties. The Holders also engaged Schulte Roth & Zabel LLP (“SRZ”) as legal counsel to represent the interests of the Note holders and informed the Company that the Holders individually retained exclusive discretion whether to enter into any arrangements with the Company regarding the Notes. At the request of the Holders, the Company entered in confidentiality agreements with the Holders and legal counsel, and provided them with certain confidential information regarding the Company.

On January 16, 2009, the Company entered into an agreement with SRZ pursuant to which the Company agreed to pay SRZ’s fees and reimburse its expenses incurred in connection with its representation of the Holders. The Company negotiated with the Holders shortly thereafter with respect to a potential restructuring of the Notes, during which several alternatives were discussed by the parties. Negotiations between the Company and the Holders were suspended on more than one occasion when the parties could not reach agreement on the terms of a proposed restructuring. The Company’s negotiations with the Holders then resumed as the expiration date of the NASDAQ Extension (as defined in footnote #2) approached, including, among other things, the discussion of a potential exchange offer with respect to the outstanding Notes following a potential sale by the Company of the rights to its Vasovist product to raise proceeds to fund such an exchange offer.

Following the negotiations and the consummation of the Vasovist sale, the Company entered into the Restructuring Support Agreement on April 6, 2009 with the Holders regarding a consensual restructuring of the Company’s obligations under the Notes.

The Company analyzed judicial decisions and guidance relevant to the definition of “tender offer” and has concluded that neither its negotiations with the Holders nor the execution of the Restructuring Support Agreement constituted a tender offer. In this regard, the Commission has noted that one of the characteristics of a tender offer is an active and widespread solicitation of public security holders. The Company’s negotiations with the Holders were conducted privately under confidentiality arrangements only with Holders. Specifically, four Holders executed the Restructuring Support Agreement. All of these Holders are large institutions and large hedge fund investors that are sophisticated with respect to the capital markets and debt restructurings.

NASDAQ Global Market, subject to the condition that on or before May 11, 2009, the Company file a Current Report on Form 8-K with the Commission, evidencing the Company’s compliance with the Rule (the “NASDAQ Extension”).

Another characteristic of a tender offer is that the terms of the offer are firm rather than negotiable. In contrast, the terms of the potential restructuring, and the Restructuring Support Agreement itself, were heavily negotiated by the Company and the Holders and their respective counsel. Negotiations between the Company and the Holders were discontinued on more than one occasion when the parties could not reach agreement of the terms of the proposed restructuring. Ultimately, the terms of the Restructuring Support Agreement, including the structure of the exchange offer and the amount and form of consideration to be paid in the exchange offer, were the result of renewed extensive discussions among the parties and their advisors.

The holders of Notes who signed the Restructuring Support Agreement were under no pressure to execute the Restructuring Support Agreement or to agree to exchange their Notes in accordance with the terms of the exchange offer or otherwise, and in lieu of negotiating with the Company, had the option to exercise applicable remedies under the Indenture and applicable law.

Further, the Company did not condition entry into the Restructuring Support Agreement on the participation of any minimum number of Holders. The minimum condition of the exchange offer itself was required by the Holders as a condition of their agreement to enter into the Restructuring Support Agreement.

The Company concluded that whether viewed under the relevant criteria of the so called “eight factor test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069) or more generally from the totality of the circumstances and the sellers’ need for the protection of the tender offer rules (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3), the discussions and negotiations with the Holders leading up to the execution of the Restructuring Support Agreement are not the type of transaction contemplated by Rule 13e-4 and Regulation 14E.

With respect to the Staff’s second point, the Restructuring Support Agreement separately provides that the offer is to be made in compliance with all applicable securities laws. The Company acknowledges that the agreement of the security holders not to withdraw their tendered securities is subject to applicable provisions of the federal securities laws, including Section 29(a) and Rule 13(e)-4 of the Securities Exchange Act of 1934, as amended. Accordingly, the Company has revised the Offer to Exchange in response to the Staff’s comment to remove the agreement of the security holders not to withdraw their tendered securities. Please see numbered paragraph 2 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.
Special Note Regarding Forward-Looking Statements
4.	We note your disclosure that the forward-looking statements are within the meaning of the Securities and the Exchange Act and the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise your disclosure.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 3 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.

5.	We note your disclosure in the last paragraph that security holders “should assume that the information appearing in this Offer . . . is accurate as of the date on the front cover of this Offer . . . only.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Revise your disclosure to clarify.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 4 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.
Financial Projections, page 25
6.	With a view toward revised disclosure, please tell us why you only disclose summarized financial projections.

RESPONSE: The Company advises the Staff that the Company disclosed all of the financial information required by Item 10 of Schedule TO. The Company disclosed the summarized financial projections solely because such projections were provided to the Holders and the Company agreed to make all material non-public information available in connection with the Offer.

The summarized financial projections constitute substantially all of the information provided to the Holders. The information was provided to the Holders in a spreadsheet that had tabs of underlying details and calculations related to net expenses. Without acknowledging that the projections constitute “material” information of the Company given the uncertainty and inherent unreliability of such projections, which were developed in November 2008 prior to occurrence of several significant corporate events as disclosed in the Offer, the Company agreed to make the summarized projections public. The Company and the Holders believe that the underlying details and calculations of net expenses are not material. In fact, the underlying details and calculations of net expenses may actually be misleading because, among other things, such additional detail would create the appearance that such projections are more reliable and less speculative than is the case, especially given the five month time period, and significant events occurring therein, since the projections were developed by management. The Company does not believe its required to disclose non-material information.

According to courts, information is material if there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision. There must be a substantial likelihood that the fact would have been viewed by a reasonable investor as having significantly altered the total mix of information made available. A determination of when a particular matter is material will depend on all of the facts and circumstances surrounding that disclosure.

As indicated in the Offer to Exchange, the projections were based on expectations and assumptions at the time they were prepared in November 2008 and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management and may prove not to have been, or may no longer be, accurate. Indeed, while it is possible that the Company can achieve the summary projections included in the Offer to Exchange, corporate events and actions since November 2008 have actually made many of the underlying details and calculations of the projections inaccurate (e.g., the Company’s March 2009 efforts to reduce the Company’s cost structure by eliminating approximately 50% of the Company’s workforce). Disclosure of such detail would therefore be misleading to noteholders and lead to confusion regarding the summary projections currently disclosed.

The Company concluded that based on the foregoing, there is not a substantial likelihood that a reasonable investor would consider the underlying details and calculations of net expenses important in making an investment decision.

7.	We note your projections were not prepared with a view toward compliance with GAAP. Advise us what consideration you have given to whether you are required to provide additional disclosure pursuant to Regulation G.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 5 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO. The Company supplementally advises the Commission that a reconcilation of the non-GAAP measures to the most directly comparable financial measures calculated in accordance with GAAP, namely net expenses and net profit (loss), are not available without unreasonable efforts because the Company does not budget or manage future compensation expense for employee stock issuances. Consequently, stock compensation expense for future periods is not available. Because of varying available valuation methodologies, subjective assumptions and the variety of award types, the Company believes that the exclusion of stock-based payments allows for more accurate comparisons of the Company’s operating results to the Company’s peer companies. The Company believes that excluding this non-cash expense provides the holders of Notes with a more meaningful perspective on the cash-based performance and health of the business, including the Company’s current projected liquidity.
Source and Amount of Funds, page 31
8.	We note your disclosure that the cash portion of the offer consideration will be paid from proceeds of the Product Sale. We also note your disclosure that you have no alternative financing plans in the event the primary financing falls through. Please revise your disclosure to clearly state whether the Product Sale has been completed and whether you have received the proceeds of that sale. If you do not have access to those funds, please revise to disclose what other source of funds you have, if any.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 6 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.
Conditions to the Completion of the Offer, page 34
9.	We note that the minimum condition tender may only be modified with the consent from holders of 75% of the subject securities. Please revise your disclosure to describe how, if necessary, you intend to obtain those consents before the offer’s expiration.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 7 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.

10.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE: The Company hereby confirms its understanding of the Staff’s analysis set forth in Comment 10 above. In the event a condition is triggered and the Company decides to proceed with the offer anyway, such action would constitute a waiver of the triggered condition. If such waiver is material, the Company acknowledges and agrees that it may be required to extend the offer and re-circulate new disclosure to security holders.

11.	On a related note, if an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

RESPONSE: The Company hereby confirms its understanding of the Staff’s analysis set forth in Comment 11 above. In the event a condition is triggered and the Company decides to proceed with the offer anyway, such action would constitute a waiver of the triggered condition. If a condition is triggered by events that occur during the offer period, the Company acknowledges and agrees that it will inform the Note holders promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer period.
Advisors, page 35
12.	We note that you are paying the fees and expenses of the legal counsel for members of the Noteholders’ Committee. Please provide us your detailed legal analysis of your compliance with the best-price provisions of Rule 13e-4(f)(8)(ii).

RESPONSE: Under the best-price provisions of Rule 13e-4(f)(8)(ii), the consideration paid to any Noteholder for Notes tendered in Company’s offer must be the highest consideration paid to any other Noteholder for Notes tendered in Company’s offer. As noted on page 35 of the Offer to Exchange, the Company is paying the fees and expenses of Schulte Roth & Zabel LLP, which is serving as legal counsel to the Noteholders’ Committee.

The Noteholders’ Committee was formed in response to the Company’s receipt of a notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC concerning the possible delisting of the Company’s common stock from the NASDAQ Stock Market. As stated above, under the Indenture, such a delisting would enable the holders of the Notes to redeem their Notes at face value, plus accrued and unpaid interest. The failure to repurchase all of the Notes tendered for redemption would constitute an event of default under the Indenture.

On January 16, 2009, the Company entered into an agreement with SRZ pursuant to which the Company agreed pay SRZ’s fees and reimburse its expenses incurred in connection with its representation of the Holders.

At the time the Company agreed to pay SRZ’s fees and reimburse its expenses, there were no specific discussions between the Company, on the one hand, and SRZ or the Holders, on the other hand, concerning a tender offer. The agreement to pay such fees and reimburse such expenses was distinct from the negotiation concerning the terms and conditions of the offer and at the time the agreement was entered into the Holders had no obligation to support the offer in any manner. This obligation existed even if the parties could not reach any agreement on terms to proceed with a restructuring and the payment obligation remains regardless of whether the exchange offer is successfully consummated or whether the Restructuring Support Agreement terminates. Accordingly, the agreement to pay SRZ’s fees and reimburse its expenses did not represent the payment of consideration to any holder in connection with the offer.

After execution of the agreement with SRZ, the Company negotiated with the Holders with respect to a potential restructuring of the Notes, during which several alternatives were discussed by the parties. The Company’s negotiations with the Holders continued as the expiration date of the NASDAQ Extension (as defined in footnote #2) approached, including, among other things, the discussion of a potential exchange offer with respect to the outstanding Notes in the event that the Company did not have the capital necessary to pay the aggregate purchase price for the Notes that would be tendered for redemption upon delisting.

Following the negotiations, the Company entered into the Restructuring Support Agreement on April 6, 2009 with the Holders regarding a consensual restructuring of the Company’s obligations under the Notes.

Accordingly, we believe that the Company’s payment of the fees and expenses of Schulte Roth & Zabel LLP does not constitute “consideration paid to any security holder for securities tendered in the offer,” as the sole consideration for the Notes is the combination of cash, common stock and contingent value rights as set forth in the offer.
Interests of Directors, Executive Officers, page 36
13.	Please tell us why you need to qualify your disclosure in this section “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

RESPONSE: The Company has deleted the qualifier in the Offer to Exchange in response to the Staff’s comments. Please see numbered paragraph 8 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.
Certain Material U.S. Federal Income Tax Consequences, page 58
14.	We note your disclosure that this section summarizes “certain” of the material or the “principal” federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 9 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.

15.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in your letter of transmittal.

RESPONSE: The Company has deleted the legend in the Offer to Exchange in the Letter of Transmittal and Consent in response to the Staff’s comments. Please see numbered paragraph 9 under “Offer to Exchange and Consent Solicitation” and numbered paragraph 2 under “Letter of Transmittal and Consent” of Amendment No. 1 to Schedule TO.
Incorporation of Documents by Reference, page 62
16.	We note your disclosure that “information that we may file later with the SEC will automatically update and supersede the information in this offer to exchange.” Schedule TO does not expressly authorize such apparent “forward incorporation by reference.”

Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 10 under “Offer to Exchange and Consent Solicitation” of Amendment No. 1 to Schedule TO.
In addition, included as Attachment A to this letter is a written statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information, please telephone the undersigned at (617) 570-1061.

Sincerely,
/s/ Carlos Clark, Esq.
Carlos Clark, Esq.

cc:	Elkan Gamzu, Ph.D., EPIX Pharmaceuticals, Inc. Kim Cobleigh Drapkin, EPIX Pharmaceuticals, Inc. Edward A King, Esq., Goodwin Procter LLP

ATTACHMENT A
     EPIX Pharmaceuticals, Inc., a Delaware corporation (the “Company”) hereby acknowledges, through its Chief Financial Officer that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 20 day of April, 2009.

EPIX PHARMACEUTICALS, INC.
By:	/s/ Kim Cobleigh Drapkin
	Name:	Kim Cobleigh Drapkin
	Title:	Chief Financial Officer